Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement Nos. 333-227766, 333-227766-01 and 333-227766-02

U.S. Floorplan Securitization February 2019

Free Writing Prospectus Registration Statement Nos. 333-227766, 333-227766-01 and 333-227766-02 Ford Credit Floorplan Corporation and Ford Credit Floorplan LLC (the "depositors") Ford Credit Floorplan Master Owner Trust A (the "issuer") This document constitutes a free writing prospectus for purposes of the Securities Act of 1933. The depositors have filed a registration statement (including a prospectus) with the SEC for any offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the depositors have filed with the SEC for more complete information about the depositors, the issuer and such offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, you may request that a copy of the prospectus be sent to you by calling toll-free 1-888-603-5847. U.S. Floorplan Securitization

Portfolio Overview Ford Credit has been financing dealer vehicle inventory since 1959 and has been securitizing floorplan loans since 1991 Ford’s goal is to maintain a profitable dealer network of Ford and Lincoln dealerships that deliver an innovative and engaging sales and service experience for our customers. At year-end 2018, Ford and Lincoln had approximately 3,250 dealers Over the past five years, Ford Credit financed 76% to 78% of Ford and Lincoln dealer new vehicle inventory Floorplan receivables are secured primarily by the financed vehicles, and payment is required when the vehicle is sold Ford Credit’s floorplan portfolio has historically experienced very low losses, primarily driven by strong risk management practices and servicing: Continuous dealer monitoring of financial health, payment performance, vehicle collateral status and risk-based on-site inventory audits Use of proprietary risk rating assessment and behavioral scoring models Intensification of risk management actions as dealer risk increases Leveraging access to dealer information through Ford relationship U.S. Floorplan Securitization

Trust Overview Ford Credit’s current floorplan securitization trust was established in 2001 as a master trust (similar to a revolving credit card securitization trust) and has issued more than 50 series offers floorplan asset-backed securities though various channels: Publicly registered transactions Rule 144A transactions Other private transactions U.S. Floorplan Securitization

Performance Overview U.S. Floorplan Securitization Floorplan Portfolio Net Losses (Recoveries) as a Percent of Average Principal Balance Trust Pool Net Losses (Recoveries) as a Percent of Average Principal Balance Trust Pool 3-Month Average of Monthly Principal Payment Rate* Trust Pool Dealer Risk Ratings * The 3-month average monthly principal payment rate for a month equals the average of the monthly payment rate for that month and the prior two months ** Estimated days supply derived from payment rate (0.008)% (0.004)% 0.004% (0.004)% 0.202% 2014 2015 2016 2017 2018 Losses Highest Net Loss Percentage on Floorplan Portfolio since January 2004 was 0.353% in 2009 R ecoveries 0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% Dec-14 Dec-15 Dec-16 Dec-17 Dec-18 Percent of Principal Balance Other Group IV (Poor) Group III Group II Group I (Strong) 0.000% 0.000% 0.000% 0.000% 0.000% 2014 2015 2016 2017 2018 Losses No Trust losses realized since inception because depositors elected to accept reassignment of receivables from “status” accounts R ecoveries 15% 25% 35% 45% 55% 65% Jan-14 Jul-14 Jan-15 Jul-15 Jan-16 Jul-16 Jan-17 Jul-17 Jan-18 Jul-18 Payment Rate Payment rate triggers 73 120 143 Memo: Days Supply** Lowest 3 - Month Average Payment Rate was 29.9% in February 2005

Historical Balance U.S. Floorplan Securitization Historical Trust Balance vs. Required Pool Balance (Bils) * Excess funding account (EFA) has been funded periodically when the Trust balance declines below the required pool balance (for example, as a result of plant shutdowns or manufacturer vehicle marketing incentive programs) $21.1 $18.4 Dec-08 Jun-09 Dec-09 Jun-10 Dec-10 Jun-11 Dec-11 Jun-12 Dec-12 Jun-13 Dec-13 Jun-14 Dec-14 Jun-15 Dec-15 Jun-16 Dec-16 Jun-17 Dec-17 Jun-18 Dec-18 Trust Balance (excluding EFA) Required Pool Balance Cash funding required as a result of low Trust balance*

Structure Overview U.S. Floorplan Securitization Class A Notes ("AAA") 76.0% Class B Notes ("AA") 3.5% Class C Notes (“Not Rated") 5.0% Class D Notes (“Not Rated") 3.0% Available Subordinated Amount 12.5% Reserve Account 0.35% Excess Spread Credit enhancement in the floorplan securitization program includes: Subordination of junior notes Available subordinated amount Cash reserve (0.40% of notes) Excess spread Structure also provides for 1:1 incremental subordination to cover any ineligible receivables and receivables in excess of the specified concentration limits * As of December 31, 2018 Total Class A Hard Credit Enhancement ~24.35% % of Receivable Balance Concentration Limit Incremental Subordination * (Mils) - Ineligible receivables N/A $ 25.0 - Dealer concentration (5% for AutoNation) 2% 0.0 - Used vehicle concentration 20% 0.0 - Fleet concentration 4% 0.0 - Medium/Heavy truck concentration 2% 0.0 - Manufacturer concentration 10% 179.0 (2% for lower rated manufacturers) Total: $ 204.0

Key Series Triggers Enhancement Step-Up Trigger If average monthly principal payment rate for the three preceding collection periods is less than 25%, subordination or reserve fund increases by 4 percentage points Amortization Triggers Average monthly principal payment rate for the three preceding collection periods is less that 21% Cash balance in the excess funding account exceeds 30% of the adjusted invested amount of all series for three consecutive months Available subordinated amount is less than the required subordinated amount Bankruptcy, insolvency or similar events relating to the depositor, the issuer, Ford Credit or Ford Motor Company U.S. Floorplan Securitization

Private Variable Funding Notes (VFN) are used to manage seasonal fluctuations of Trust balance and provide an additional source of liquidity Total VFN capacity of $3.13 billion Total Trust balance of $21.1 billion Outstanding Series* U.S. Floorplan Securitization * As of December 31, 2018 Trust Balance ($Bils) Total Funding: $ 13.6 Total Assets 21.1 Unfunded Assets 7.5 $21.1 Private Variable Funding Notes 144A Term Series Public Term Series Trust Balance (Bils) - Total Funding 13.6 $ - Total Assets 21.1 - Unfunded Assets 7.5 Total Funding $13.6 Existing Subordination $2.4 Unfunded Assets $5.1 Trust Balance (Bils)

U.S. Floorplan Risk Management

Dealer Structure Dealers vary in size and complexity – from single store to multi-point/multi-franchise organizations Many dealers use a holding company structure similar to the one shown here Collateral The financed vehicles are the primary collateral for dealer floorplan loans For many dealers, Ford Credit also obtains personal guarantees and secondary collateral in the form of additional dealer assets, including dealer-adjusted net worth and real estate equity Dealers have significant “skin in the game,” which provides a strong incentive for dealers to repay floorplan loans Assets Stocks, bonds, cash Non-dealer real estate Other assets, for example, boat, plane, jewelry and furniture Assets Unfloored used inventory Furniture, fixtures, parts, accessories and equipment Dealer net worth Assets Land Buildings Personal guarantees from many dealers Dealer Principal Secondary Collateral Holding Company Real Estate Holding Company Dealer (Borrower) Secondary Collateral Secondary Collateral Primary Collateral Financed new and used vehicles Underwriting and Credit Review Process U.S. Floorplan Risk Management

Underwriting and Credit Review Process A dealership seeking to finance its vehicle inventory with Ford Credit must submit a request for financing along with its financial and other information Ford Credit performs a thorough review of the dealer’s: Business, legal and operations structure, including number of manufacturer franchises Credit information Financial statements or tax returns Types of vehicles in the dealer’s inventory and specialty services provided by the dealer for certain vehicles or customers, such as fleet Ford Credit evaluates the dealer’s financial resources and the amount and types of financing requested The financing extended to a dealer is tailored to suit the business and operational needs of the dealer and depends on the financial strength and nature of the dealer’s business Due to ongoing nature of floorplan financing arrangements, Ford Credit periodically performs a credit review of each dealer, at least annually, following the similar process utilized to evaluate new dealer account originations U.S. Floorplan Risk Management

Dealer Risk Rating Assessment Ford Credit evaluates new dealer account originations (using a proprietary scoring model), performs ongoing credit reviews of dealers and assigns risk ratings Consistent with the prospectus, dealer risk ratings are categorized into groups: Large sample size and significant historical experience have been analyzed to identify key indicators that predict a dealer’s ability to meet financial obligations, including capitalization and leverage, liquidity and cash flow, profitability, credit history and payment performance Ford Credit updated its dealer risk rating model in December 2015. Dealer risk model is validated regularly to ensure the integrity and performance of the model and is updated if necessary U.S. Floorplan Risk Management Group Description I Strong to superior financial metrics II Fair to favorable financial metrics III Marginal to weak financial metrics IV Poor financial metrics, may be uncollectible Other Includes dealers that have no dealer risk rating because Ford Credit only provides in-transit financing or because Ford Credit is in the process of terminating the financing for such dealer

Dealer Monitoring Strategy Liquidation Monitor Dealers Watch Report Status MAR Directed Action Plans No Further Action Monthly Accounts Review (MAR) ICU Monitor Payoffs Aged Inventory Overline Report Financial Statements Monthly Accounts Review Assess dealer risk and determine action plans Watch Report – Medium to High Risk Formal review of action plans and results presented to senior management (plans may include more frequent physical audits) Intensive Care Unit (ICU) – High Risk More experienced risk team Increased intensity surrounding action plans and timelines Status On-site control Focus on asset protection Liquidation Focus on loss mitigation U.S. Floorplan Risk Management

Inventory Audits A dealer’s risk rating determines the scheduled frequency of on-site vehicle inventory audits: Ford Credit engages a vendor to perform on-site vehicle inventory audits Size of an Audit team varies based on dealer locations and complexity Dealer group locations are typically audited same day Dealer generally does not receive advance notice of an audit Strict controls set how often the same auditor may lead a dealer’s audit Ford Credit generally reconciles each audit the same day Immediate payment is required for any sold vehicle Ford Credit follows a robust quality assurance process to monitor the vendor’s performance U.S. Floorplan Risk Management

Ford Credit Monitoring Actions If Ford Credit discovers any issues when monitoring a dealer, it may: Increase frequency of on-site vehicle inventory audits or schedule an immediate on-site vehicle inventory audit Require curtailments, or monthly payments, on aged vehicle inventory Suspend credit lines Verify cash balances and organizational structure Assign Ford Credit dealership accounting specialists to perform an in-depth review of the dealership and validate the accuracy and completeness of financial statement(s) Meet with owners/guarantors Increase risk rating to trigger more extensive monitoring Discuss with Ford or Lincoln sales division to ensure an aligned approach U.S. Floorplan Risk Management

Dealer Status Procedures A dealer status is declared when: Dealer does not satisfy a sold out-of-trust condition (payment not remitted to Ford Credit upon sale of vehicle) discovered during an audit Dealer fails to pay principal or interest Dealer bankruptcy Other circumstances that warrant immediate action Once a status is declared Ford Credit may then: Suspend credit lines Maintain Ford Credit personnel on site Collect titles and keys Secure dealer inventory Issue payment demand letters Obtain liens on property of guarantors Increase the dealer’s floorplan interest rate Initiate legal action to exercise rights under the floorplan financing agreement U.S. Floorplan Risk Management

Dealer Status Procedures (Cont.) If Ford Credit does not believe that a dealer can resolve a status situation, Ford Credit will: Liquidate vehicles and any available secondary collateral to obtain greatest value Continue collection efforts against personal and corporate guarantors Should liquidation be necessary, inventory is disposed through the following channels: Transfer of vehicles to other dealers Repurchase by manufacturer and redistribution to other dealers Sale of vehicles at auction U.S. Floorplan Risk Management

Captive Finance Company Benefits 1. Dealer Floorplan Receivables System North American Vehicle Information System Ford Credit Ford Dealer Information on sold vehicles reported to Ford Credit and matched to floorplan receivables Dealer pays off floorplan receivables Dealer reports vehicle sale to obtain: Warranty registration Manufacturer incentives 2. 3. Integrated Systems Enable Real Time Controls Other captive finance company benefits: Access to monthly dealer financial statements allows monitoring of dealer financial strength Dealer monitoring by both Ford and Ford Credit Joint Ford and Ford Credit discussions with dealers on various aspects of the business Comparative dealership benchmarking between dealerships of like size or in similar markets Floorplan Risk Management

Appendix

* Average principal balance is the average of the principal balances of the receivables at the beginning of each month in the period indicated ** Net losses in any period are gross losses, including actual losses and estimated losses, less any recoveries, including actual recoveries and reductions in the amount of estimated losses, in each case, for the period. This loss experience takes into account financial assistance provided by Ford to dealers in limited instances. If Ford does not provide this assistance in the future, the loss experience of Ford Credit’s dealer floorplan portfolio may be adversely affected. This loss experience also reflects recoveries from dealer assets other than the financed vehicles. However, because the interest of the trust in any other dealer assets will be subordinated to Ford Credit’s interest in those assets, the net losses experienced by the trust may be higher *** Liquidations represent payments and net losses that reduce the principal balance of the receivables for the period indicated Ford Credit Portfolio U.S. Floorplan Portfolio Performance Year ended December 31, 2018 2017 2016 2015 2014 (Dollars in Millions) Average principal balance* $23,250 $22,519 $22,312 $19,261 $19,072 Net losses (recoveries)** $46.9 $(0.9) $0.9 ($0.7) ($1.5) Net losses (recoveries)/average principal balance 0.202% (0.004)% 0.004% (0.004)% (0.008)% Liquidations*** $116,325 $114,264 $109,982 $108,187 $97,427 Net losses (recoveries)/liquidations 0.040% (0.001)% 0.001% (0.001)% (0.002)%

U.S. Floorplan Product Features Advance Rates New vehicles – 100% of invoice amount, including taxes, destination charges, and dealer holdback Auction vehicles – auction price plus auction fee, transportation, and taxes Used vehicles – up to 100% of wholesale value (as determined by selected trade publications) Payment Terms Principal due generally upon sale of related vehicle Interest and other administrative charges are billed and payable monthly in arrears Curtailment Terms Ford Credit requires higher risk dealers to make periodic principal payments, or “curtailments,” prior to the sale or lease of the related vehicle The amount of monthly curtailment payments is 10% of the amount financed on a vehicle, starting after a specified period of time after the vehicle is financed, over a year for new and demonstrator vehicles and less than a year for program and used vehicles Application of the curtailment policy to a particular dealer may be modified or waived by the appropriate approval authority Insurance Comprehensive insurance coverage for the financed vehicles is mandatory and generally is included with the financing Over half of the dealers purchase collision coverage through Ford Credit from The American Road Insurance Company and the remainder purchase it from other insurance companies In-Transit vehicles are also covered by comprehensive insurance arranged by Ford

U.S. Floorplan Product Features (Cont.) Floorplan Interest Rate Prime rate plus generally 1.50% for both new and used vehicles Floorplan rates are not risk based In-transit Vehicle Adjustment Fee* Prime rate plus a spread (which may be negative) agreed upon by Ford and Ford Credit The spread has ranged from -0.72% to 0.30% per annum over the past five years New Vehicle Lines** Based on a 60-day vehicle supply Not a strict credit limit and Ford Credit typically permits dealers to exceed their new vehicle credit lines for business reasons, including seasonal variations in sales patterns Ford Credit generally sets vehicle credit lines below anticipated peak inventory levels Used Vehicle Lines Based on a 30 to 45-day vehicle supply depending on dealer risk rating Strictly monitored credit limit and Ford Credit generally does not allow dealers to exceed their used vehicle credit lines without specific approval * In-transit floorplan receivable is created at vehicle shipment to dealer ** New floorplan receivable is created on the date the vehicle is delivered to the dealer

U.S. Floorplan Trust Legal Structure Ford Motor Company * The servicer may terminate the back-up servicer, without being required to appoint a successor back-up servicer, if the long-term debt ratings of Ford Credit are at least "BBB-" from Standard & Poor's and "Baa3" from Moody's Appendix – Floorplan Ford Credit Floorplan Corp. (Depositor) Ford Credit Floorplan LLC (Depositor) Ford Credit Floorplan Master Owner Trust A (Issuer) Clayton Fixed Income Services LLC (Asset Representations Reviewer) Ford Motor Credit Company LLC (Sponsor, Servicer and Administrator) Outstanding Series US Bank (Owner Trustee) The Bank of New York Mellon (Indenture Trustee) Wells Fargo Bank, N.A. (Back-up Servicer)*